Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 28, 2024
TO THE OFFERING CIRCULAR DATED FEBRUARY 8, 2024

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated February 8, 2024, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on February 8, 2024 (the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose the sale of the Laumeier I property.

Laumeier I Sale

As previously disclosed, on November 27, 2023, the Company entered into a purchase and sale agreement with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I, the building located in St. Louis, MO and occupied by a single tenant, Panera Bread LLC, for a purchase price of $9.9 million. The sale closed on February 27, 2024, with net proceeds after closing costs of $9.2 million which were used to paydown the outstanding loan balance with Truist Real Estate Funding LLC (the “Truist Note”) that encumbers the remainder of the Laumeier Property. The new outstanding loan balance of the Truist Note is $12,599,458. As a result of the paydown, the monthly payment to Truist which is composed of both principal and interest will decrease from $135,342 to $83,351.

In conjunction with the sale, Truist will be releasing funds to the Company that were being held as part of the cash sweep in the amount of $643,732. The Company will be using these funds to pay a portion of the Deferred Distribution Amount owed to certain limited partners that has been accruing since December 2022 and disclosed in the 253(g)(2) filed on December 12, 2022. After this paydown, the Deferred Distribution Amount will be $857,998. In addition, a portion of the tax escrow reserve will be released back to the Company in the amount of $268,136, which will be used to pay operating expenses.